

May 19, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Kenneth F. Khoury
Executive Vice President, General Counsel and Chief Administrative Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, GA 30328

> **Re: Beazer Homes USA, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 11, 2017**
> **File No. 333-217903**

Dear Mr. Khoury:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Cal Smith
        King & Spalding LLP